October 5, 2012

VIA EDGAR SUBMISSION AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Attention:  Mara L. Ransom
                 Assistant Director

100 F Street, N.E.

Washington, D.C.  20549-3628

Re:	NRG Energy, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed October 5, 2012
File No. 333-183334

Dear Ms. Ransom:

This letter is furnished by NRG Energy, Inc., a Delaware corporation (“NRG” or the “Registrant”), in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated October 4, 2012 to David Crane, President and Chief Executive Officer of NRG, with respect to NRG’s Registration Statement on Form S-4 (File No. 333-183334) (the “Registration Statement”) filed with the Commission on September 18, 2012.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter.  For your convenience, we have also set forth the Registrants’ response to each of the numbered comments immediately below each numbered comment.  Responses with respect to comments regarding information about GenOn Energy, Inc. (“GenOn”) are based on information provided by GenOn.

In addition, the Registrant is hereby filing Amendment No. 2 to the Registration Statement (the “Amendment”), which reflects the Registrant’s responses to the comments from the Staff as well as certain other updating and conforming changes.  All page numbers in the responses below refer to the Amendment, except as otherwise noted.  We have enclosed a courtesy package, which includes four copies of the Amendment, all of which have been marked to show changes from the Amendment No. 1 to the Registration Statement.

General

1.                                      Please file on EDGAR the supplemental response letters, dated September 27, 2012, including all attachments, that you submitted to us in response to our letter dated September 26, 2012.

Response: We have filed the supplemental response letters (including all attachments) on EDGAR in response to the Staff’s comment.

The Merger, page 42

Background of the Merger, page 42

2.                                      We note the disclosure in the first paragraph that prior to April 2012, NRG and GenOn have not engaged in discussions regarding a potential business combination since the formation of GenOn in December 2010.  We also note the disclosure in the second paragraph that by March 2012, a potential business combination with NRG was viewed by GenOn as the most realistic business combination transaction.  Please disclose how GenOn concluded that a business combination with NRG was the most realistic if the companies had not engaged in discussions since December 2010.  To the extent that discussions regarding a potential business combination transaction between NRG and GenOn’s predecessor(s) contributed to this conclusion, please provide such disclosure.

Response: We have revised the disclosure in response to the Staff’s comment.  Please see page 42 of the Amendment.  GenOn’s conclusion that a business combination with NRG was the most realistic business combination transaction was not based on any discussions regarding a potential business combination transaction between NRG and GenOn’s predecessors.

3.                                      We note that as part of your response to comment 2 in our letter dated September 11, 2012, you disclosed that none of the other potential transaction partners that GenOn had periodically considered advanced beyond preliminary contacts.  As we note in comment 1 above, your disclosure also suggests that GenOn did not have more than preliminary contacts with NRG between December 2010 and April 2012. Because it appears that GenOn did not have more than preliminary contacts with NRG or its other potential transaction partners, please disclose how GenOn differentiated NRG from the other potential transaction partners.

Response: We have revised the disclosure in response to the Staff’s comment.  Please see page 42 of the Amendment.

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Please do not hesitate to contact the undersigned at the number above with any questions or comments you may have regarding this letter.

NRG ENERGY, INC.

By:	/s/ BRIAN CURCI
	Name:	Brian Curci
	Title:	Corporate Secretary and
Assistant General Counsel

cc:	Securities and Exchange Commission
Charles Lee
Catherine T. Brown

Thomas W. Christopher
Gerald T. Nowak, P.C.
Kirkland & Ellis LLP